November 1, 2025

2025 年 11 月 1 日

Board of Directors (the “Board”)

董事会（“董事会”）

Cheer Holding, Inc.

悦享控股有限公司

19F, Block B, Xinhua Technology Building,

No. 8 Tuofangying South Road,

Jiuxianqiao, Chaoyang District, Beijing 100016

新华科技大厦 B 座 19 楼

驼房营南路 8 号

北京市朝阳区酒仙桥 100016

People’s Republic of China

中华人民共和国

Dear Sirs,

亲爱的先生们:

We are pleased to submit this preliminary non-binding proposal (the “Proposal”) outlining our intention to pursue a private transaction (the “Transaction”) to acquire all issued and outstanding Class A Ordinary Shares of the company not already held by us on the key terms and conditions set forth in this letter.

很高兴提交这份初步不具约束力的提案（“提案”），根据本函所述的主要条款和条件，我们拟对公司进行私人交易（“交易”），收购除我公司持有的股份之外所有已发行的 A 类普通股。

We believe that this proposal offers A very attractive option for the company's shareholders. It represents a premium of 450% over the average closing price of the company's Class A common stock in the ten days prior to October 31, 2025. We hope to have the opportunity to complete the transaction described in this letter.

我们相信该提案为公司股东提供了一个非常有吸引力的选择机会，该提案比公司 A 类普通股在 2025 年 10 月 31 日前十日平均收盘价溢价 450%，我们希望有机会完成这封信中所述的交易。

The key terms we propose are as follows:

以下是建议的主要条款。

1. Buyer. We do not intend to form a buyer consortium but plan to act independently to complete the Transaction. Please note that we are currently only interested in pursuing the Transaction; we have no interest in selling our current shareholding in any other transaction involving the company.

1.买方。我们不打算组建买方团，由我方独立完成。请注意，我们目前只对进行交易感兴趣，我们没有兴趣在涉及公司的任何其他交易中出售我们持有的股份。

2. Transaction and Purchase Price. We propose to acquire all issued and outstanding Class A Ordinary Shares of the company not already held by us for a purchase price of USD XXX per share (as the case may be) in cash.

2.交易和购买价格。我们提议以每股 0.56 美元（视情况而定）的收购价格，以现金方式收购公司除我们持有股份之外所有已发行的 A 类普通股。

3. Funding. The Transaction will be funded in cash.

3.资金。我们将以现金的方式完成这笔交易。

4. Process. We believe that this Transaction offers an option for all shareholders of the company. We fully recognize that the Board has the right to independently evaluate and determine whether to proceed with this Transaction.

4.过程。我们相信此次交易将为公司全体股东提供一次选择的机会。我们当然认识到，董事会有权独立评估和决定是否推进该交易。

5. Non-binding Commitment. This Proposal is not a binding offer or agreement, or an agreement to make a binding offer or agreement at any time in the future. This letter constitutes our preliminary proposal and does not contain all matters upon which agreement must be reached to complete the proposed Transaction, nor does it create any binding rights or obligations for any party. Binding commitments will arise only upon the execution of mutually agreed final documents.

5.没有约束性承诺。本建议书不是具有约束力的要约、协议或在未来任何时候作出具有约束力的要约或协议的协议。这封信是我们的初步提案，不包含为完成拟议交易而必须达成协议

的所有事项，也不为任何人创造任何具有约束力的权利或义务。双方仅在签署双方同意的最终文件后才受约束。

Please do not hesitate to contact us if you have any questions regarding this Proposal.

如果您对此提案有任何疑问，请不要犹豫与我们联系。

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.

中晟鼎新投资基金管理（北京）有限公司